SEC Registration No. 333-121238
Filed pursuant to Rule 424(b)(3)

[THE FOLLOWING IS TEXT TO A STICKER TO BE ATTACHED TO THE FRONT COVER OF THE PROSPECTUS IN A MANNER THAT WILL NOT OBSCURE THE RISK FACTORS:

SUPPLEMENTAL INFORMATION – The Prospectus of Cornerstone Core Properties REIT, Inc. consists of this sticker, the Prospectus dated September 12, 2006 and Supplement No. 1 dated October 16, 2006.  Supplement No. 1 contains information about a property that we have agreed to acquire.]

SUPPLEMENT NO. 1

DATED OCTOBER 16, 2006

TO THE PROSPECTUS DATED SEPTEMBER 12, 2006

OF CORNERSTONE CORE PROPERTIES REIT, INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus.

Agreement to Acquire Goldenwest Circle Property

We have entered into a definitive agreement (the “Agreement”) to purchase an existing industrial property known as 15172 Goldenwest Circle from the See Myun and Ock Ja Kymm Family Trust, a non-related party, for a purchase price of $11,200,000.  As of October 11, 2006, our right to terminate the agreement without penalty expired and our initial deposit became non-refundable.

The property consists of approximately 102,200 square feet of leasable space in one single-story building located on approximately 5.4 acres of land in Westminster, California.  The property is currently 100% leased at an annual rental of approximately $7.10 per square foot to a single tenant. The lease expires on April 30, 2008, and is renewable at the option of the tenant for one additional five year period at an annual rate that is the greater of $7.63 per square foot or 90% of the market rental value of the property, with a 7.5% increase in the 30th month.   The tenant provides steel and concrete construction products for residential, commercial and government contractors.  In addition, there is a billboard lease on the property with an annual rent of $42,000 that expires in July 2022.

The 15172 Goldenwest Circle property is centrally located in the Orange County, California industrial market with immediate access to major traffic arteries servicing the Orange County, Los Angeles and Long Beach ports and Los Angeles International Airport.  According to CB Richard Ellis, the Orange County industrial market offers a diverse supply of modern and efficient buildings and a skilled labor force that has created a reliable environment for business growth.  According to Grubb & Ellis Company, it is one of the strongest markets in the nation, with current vacancy of approximately 4%. In addition, our management has identified this particular sector of Orange County as an in-fill location, with considerable barriers to new construction and excellent potential for growth in rents.

In connection with the Agreement, we paid a $300,000 deposit to an escrow, and under the terms of the Agreement, we are obligated to pay certain closing costs, including, but not limited to attorney fees, certain title insurance premiums, survey costs, recording costs and one-half of the escrow charges.

Average annual lease rates and occupancy percentages for the last two years are as set forth below:

Year Ending December 31	Average Lease Rate Per Square Foot (Annual $)	Average Annual Occupancy (%)

2005	$6.68	100.0
2004	$6.60	100.0

For the year 2002 and 2003, the building was owned by the current tenant and therefore no rental data is available.  For the year 2001, the building was occupied by the same tenant but the rental data is not available.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, physical condition, tenant mix, quality of tenants, length of leases, price per square foot and occupancy and analyzed how the property compares to comparable properties in its market.

For federal income tax purposes, the depreciable basis of the property is estimated at approximately $5.0 million which is subject to final adjustment. The depreciation expense will be calculated using the straight-line method, based upon an estimated useful life of 39 years for the building improvement costs and the related lease term for the tenant improvements. Leasing commissions will be amortized over the initial term of the related leases. The real estate tax rate is 1.08%, and annual real estate taxes are projected to be approximately $120,960 for the initial year subsequent to the purchase.

The acquisition is expected to close in late November of 2006. Although substantially all contingencies have been satisfied and we expect to close in accordance with the terms of the Agreement, there can be no assurance that events will not arise that could prevent us from acquiring the property.